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                          [THE VANGUARD GROUP(R) LOGO]


                                 March 10, 2005

Christian Sandoe, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission    via electronic filing
450 Fifth Street, N.W., Fifth Floor
Washington, D.C. 20549

                       Re:        Vanguard New York Tax-Free Funds
                                  Vanguard Florida Tax-Free Fund
                                  Vanguard Massachusetts Tax-Exempt Funds
                                  Vanguard New Jersey Tax-Free Funds
                                  Vanguard New York Tax-Free Funds
                                  Vanguard Ohio Tax-Free Funds
                                  Vanguard Pennsylvania Tax-Free Funds

Dear Mr. Sandoe:

 The following responds to your comments of March 9, 2005 on the post-effective amendment of the registration statement of each of the above-referenced registrants. You commented on Post-Effective Amendments for each registrant that were filed on January 21, 2005 pursuant to Rule 485(a).

Comment 1:  Prospectus - Each Registrant
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Comment:          In each fund's prospectus, Vanguard provides the dollar
                  weighted average maturity range. Please add the dollar weighted average maturity as of a particular date, for example, each fund's fiscal year end.

Response:         We do not plan to add the requested disclosure. It is not
                  required of us by Form N-1A, and while we agree that both the range and the figure as of the fiscal year end are informative, the latter is disclosed in each fund's shareholder report, where both existing and prospective investors can access it.

Comment 2:        Prospectus - California Intermediate-Term Tax-Exempt Fund
--------------------------------------------------------------------------------
Comment:          The Primary Investment Strategies section states that the
                  dollar-weighted average maturity for the Fund will be 6-12 years. Rule 35d-1 refers to 3-10 years for intermediate-term bond funds.

Response:         The guide referred to in the adopting release for rule 35d-1 assumes, with respect to maturity, that bond funds come in three -- and only three -- categories: short-, intermediate-, and long-term. Although this is a common categorization, it is not the one Vanguard uses for its tax-exempt bond funds.
                  Vanguard offers four such funds, which are managed to the following dollar-weighted average maturities:

                  Short-Term                1-2 years
                  Limited-Term              2-6
                  Intermediate-Term 6-12
                  Long-Term                 12-25

                  Where four categories are used, rather than three, we believe that any advantage gained by the application of the staff's uniform standard is outweighed by the disadvantages of placing a fund into an artificial -- and inappropriate -- maturity range.

                  Changing the maturity range for the Fund to 3-10 years would not be in shareholders' best interests because it would result in an overlap in the maturity range between Vanguard's Limited-Term and Intermediate-Term Tax-Exempt Funds. We think investors are better served with a menu of offerings in which the average maturities of the funds are clearly delineated and do not overlap.

                  We acknowledge that the staff should prevent funds from using names that are potentially misleading. But under any reasonable interpretation of the applicable guide and rule 35d-1, an average maturity range of 6-12 years qualifies as "intermediate-term." The name of Vanguard's California Intermediate-Term Tax-Exempt Fund is not misleading, especially when placed in the context of the other tax-exempt funds offered by Vanguard.

Comment 3:        SAI - Investment Limitations
--------------------------------------------------------------------------------
Comment:          The SAI does not include a fundamental policy on industry
                  concentration.

Response:         The SEC has stated that "[t]he statement of policy required by section 8(b)(1) as to concentration is not applicable to investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry.1" Accordingly, our state tax-free funds do not have a policy with respect to industry concentration. We do not plan to add anything to the SAI in response to this comment.

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1 Investment Company Act Release No. 9785 (May 31, 1977).

Comment 4:        Tandy requirements
--------------------------------------------------------------------------------
Comment:          The SEC is now requiring all registrants to provide at the end of response letters to registration statement comments, the following statements:
                   o Each Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
                   o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
                   o Each Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:         As required by the SEC, we will provide the foregoing
                  acknowledgements.

                                    * * * * *

              As required by the SEC, each Fund acknowledges that:

o The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
o The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-1538 with any questions or comments regarding the above responses. Thank you.

Sincerely,



Judith L. Gaines
Associate Counsel